l:\secfiles\10-Q\2ndqtr95\exhib99b.doc 6

                                                                 EXHIBIT 99(b)
                   HUGHES ELECTRONICS CORPORATION AND SUBSIDIARIES
                        CONSOLIDATED FINANCIAL STATEMENTS AND
                        MANAGEMENT'S DISCUSSION AND ANALYSIS
------------------------------------------------------------------------------
                      Statement of Consolidated Operations and
                     Available Separate Consolidated Net Income
                                                            Six Months Ended
                                         Second Quarter         June 30,
                                       ------------------  ------------------
                                           1995      1994      1995      1994
                                       ------------------  ------------------

(Dollars in Millions

Except per Share Amounts)
Revenues
  Net sales
    Outside customers                  $2,346.1  $2,195.5  $4,508.7  $4,496.4
    General Motors and affiliates       1,362.4   1,322.3   2,766.6   2,582.2
  Other income - net                       15.1      18.1      27.1      44.6
                                        -------   -------   -------   -------
      Total Revenues                    3,723.6   3,535.9   7,302.4   7,123.2
                                        -------   -------   -------   -------
Costs and Expenses
  Cost of sales and other operating charges,
    exclusive of items listed below     2,829.8   2,735.9   5,606.8   5,504.5
  Selling, general, and administrative
    expenses                              300.2     246.9     548.7     440.5
  Depreciation and amortization           125.3     116.1     241.0     228.9
  Amortization of GM purchase accounting
    adjustments related to Hughes
    Aircraft Company                       30.9      30.9      61.9      61.9
  Interest expense - net                    1.1       5.5       4.4       9.5
                                        -------   -------   -------   -------
      Total Costs and Expenses          3,287.3   3,135.3   6,462.8   6,245.3
                                        -------   -------   -------   -------
Income before Income Taxes                436.3     400.6     839.6     877.9
Income taxes                              178.8     164.2     344.2     360.0
                                        -------   -------   -------   -------
Income before cumulative effect
  of accounting change                    257.5     236.4     495.4     517.9
Cumulative effect of accounting
  change (Note 1)                            -          -        -      (30.4)
                                        -------   -------   -------   -------
Net Income                                257.5     236.4     495.4     487.5
Adjustments to exclude the effect of
  GM purchase accounting adjustments
  related to Hughes Aircraft Company
  (Note 2)                                 30.9      30.9      61.9      61.9
                                        -------   -------   -------   -------
Earnings Used for Computation of Available
  Separate Consolidated Net Income       $288.4    $267.3    $557.3    $549.4
                                        =======   =======   =======  ========
Available Separate Consolidated Net Income (Note 2)
  Average number of shares of GM
    Class H Common Stock outstanding
    (in millions) (Numerator)              95.4      91.7      94.8      91.2
  Class H dividend base (in millions)
    (Denominator)                         399.9     399.9     399.9     399.9
  Available Separate Consolidated
    Net Income                            $68.8     $61.3    $132.1    $125.3
                                        =======   =======   =======   =======
Earnings Attributable to General Motors
  Class H Common Stock on a
  Per Share Basis (Note 2)
    Before cumulative effect of
      accounting change                   $0.72     $0.67     $1.39     $1.45
    Cumulative effect of accounting
      change (Note 1)                        -         -         -      (0.08)
                                           ----      ----      ----      ----
    Net earnings attributable to General
      Motors Class H Common Stock on a
      per share basis                     $0.72     $0.67     $1.39     $1.37
                                           ====      ====      ====      ====
Reference should be made to the Notes to Consolidated Financial Statements.

                   HUGHES ELECTRONICS CORPORATION AND SUBSIDIARIES
                             Consolidated Balance Sheet

                                                       June 30,  December 31,
                          ASSETS                         1995          1994
                                                    -------------------------
                                                      (Dollars in Millions
                                                    Except Per Share Amount)
Current Assets
  Cash and cash equivalents                          $1,321.1      $1,501.8
  Accounts and notes receivable
    Trade receivables (less allowances)               1,000.8       1,039.5
    General Motors and affiliates                       160.3         153.9
  Contracts in process, less advances and
    progress payments                                 2,687.4       2,265.4
  Inventories (less allowances)
    Productive material, work in process,
      and supplies                                    1,266.5         968.0
    Finished product                                    131.4         119.9
  Prepaid expenses, including deferred income taxes     254.3         195.1
                                                     --------      --------
        Total Current Assets                          6,821.8       6,243.6
Property-Net                                          2,613.7       2,611.8
Telecommunications and Other Equipment - Net          1,075.3       1,071.7
Intangible Assets, net of amortization                3,260.2       3,271.3
Investments and Other Assets, including deferred
  income taxes - principally at cost
  (less allowances)                                   1,703.5       1,652.1
                                                     --------      --------
Total Assets                                        $15,474.5     $14,850.5
                                                     ========      ========


                        LIABILITIES AND STOCKHOLDER'S EQUITY

Current Liabilities
  Accounts payable
    Outside                                            $846.5        $779.9
    General Motors and affiliates                        48.5          80.5
  Advances on contracts                                 691.7         645.1
  Notes and loans payable                                60.0         125.7
  Income taxes payable                                  212.6          31.4
  Accrued liabilities                                 2,040.7       1,885.5
                                                     --------      --------
      Total Current Liabilities                       3,900.0       3,548.1
                                                     --------      --------
Long-Term Debt and Capitalized Leases                   354.4         353.5
                                                     --------      --------
Postretirement Benefits Other Than Pensions (Note 3)  1,577.1       1,541.4
                                                     --------      --------
Other Liabilities, Deferred Income Taxes,
  and Deferred Credits                                1,351.5       1,431.7
                                                     --------      --------
Stockholder's Equity
  Capital stock (outstanding, 1,000 shares, $0.10
    par value) and additional paid-in capital         6,332.0       6,326.5
  Net income retained for use in the business         2,055.0       1,743.6
                                                     --------      --------
    Subtotal                                          8,387.0       8,070.1
  Minimum pension liability adjustment                  (76.1)        (76.1)
  Accumulated foreign currency translation
    adjustments                                         (19.4)        (18.2)
                                                     --------      --------
      Total Stockholder's Equity                      8,291.5       7,975.8
                                                     --------      --------
Total Liabilities and Stockholder's Equity          $15,474.5     $14,850.5
                                                     ========      ========

Reference should be made to the Notes to Consolidated Financial Statements.




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                   HUGHES ELECTRONICS CORPORATION AND SUBSIDIARIES
                   Condensed Statement of Consolidated Cash Flows

                                                       Six Months Ended
                                                           June 30,
                                                      ------------------
                                                         1995       1994
                                                      ------------------
                                                     (Dollars in Millions)

Net Cash Provided by Operating Activities              $461.3     $482.3
                                                      -------    -------
Cash Flows from Investing Activities
  Investment in companies, net of cash acquired        (154.6)         -
  Expenditures for property and special tools          (225.6)    (175.8)
  Increase in telecommunications
    and other equipment                                 (43.4)    (134.7)
  Proceeds from disposal of property                     37.6       15.1
  Proceeds from sale of investments and busineses        17.5       3.6
  (Increase) Decrease in notes receivable               (24.7)     201.4
                                                      -------    -------
    Net Cash Used in Investing Activities              (393.2)     (90.4)
                                                      -------    -------
Cash Flows from Financing Activities
  Net decrease in notes and loans payable               (65.7)      (5.9)
  Increase in long-term debt and capitalized leases      11.1       14.4
  Decrease in long-term debt and capitalized leases     (10.2)      (6.6)
  Cash dividends paid to General Motors                (184.0)    (160.0)
                                                      -------    -------
    Net Cash Used in Financing Activities              (248.8)    (158.1)
                                                      -------    -------
Net increase (decrease) in cash and cash equivalents   (180.7)     233.8
Cash and cash equivalents at beginning
  of the period                                       1,501.8    1,008.7
                                                      -------    -------
Cash and cash equivalents at end of the period       $1,321.1   $1,242.5
                                                      =======    =======

Certain amounts for 1994 have been reclassified to conform with 1995 classifications.
Reference should be made to the Notes to Consolidated Financial Statements.


                     Notes To Consolidated Financial Statements


  In the opinion of management, the interim consolidated financial statements reflect all adjustments, consisting of only normal recurring items (with the exception of the accounting change in 1994 to adopt Statement of Financial Accounting Standards (SFAS) No. 112, Employers' Accounting for Postemployment Benefits, as described in Note 1), which are necessary for a fair presentation of the results for the interim periods presented. The results for interim periods are not necessarily indicative of results which may be expected for any other interim period or for the full year. These consolidated financial statements should be read in conjunction with the consolidated financial statements, the summary of significant accounting policies, and the other notes to the consolidated financial statements included in General Motors' 1994 Annual Report to the SEC on Form 10-K.

Note 1.
  Effective January 1, 1994, Hughes Electronics Corporation (Hughes), formerly GM Hughes Electronics Corporation, adopted SFAS No. 112. The Standard requires accrual of the costs of benefits provided to former or inactive employees after employment, but before retirement. The unfavorable cumulative effect of adopting this Standard was $30.4 million, net of income taxes of $19.2 million, or $0.08 per share of GM Class H common stock. The charge is primarily related to extended-disability benefits which, under the accounting Standard, are accrued on a service-driven basis.



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                   HUGHES ELECTRONICS CORPORATION AND SUBSIDIARIES
               Notes To Consolidated Financial Statements - Concluded
Note 2.
  Earnings attributable to General Motors Class H common stock on a per share basis have been determined based on the relative amounts available for the payment of dividends to holders of the GM Class H common stock. Holders of GM Class H common stock have no direct rights in the equity or assets of Hughes, but rather have rights in the equity and assets of GM (which includes 100% of the stock of Hughes). Dividends on the GM Class H common stock are declared by GM's Board of Directors out of the Available Separate Consolidated Net Income of Hughes earned since the acquisition of Hughes Aircraft Company by GM. The Available Separate Consolidated Net Income of Hughes is determined quarterly and is equal to the separate consolidated net income of Hughes, excluding the effects of GM purchase accounting adjustments arising from the acquisition of Hughes Aircraft Company (Earnings Used for Computation of Available Separate Consolidated Net Income), multiplied by a fraction, the numerator of which is a number equal to the weighted average number of shares of GM Class H common stock outstanding during the period and the denominator of which was 399.9 million during the second quarters of 1995 and 1994.

  The denominator used in determining the Available Separate Consolidated Net Income of Hughes is adjusted as deemed appropriate by the GM Board of Directors to reflect subdivisions or combinations of the GM Class H common stock and to reflect certain transfers of capital to or from Hughes. The Board's discretion to make such adjustments is limited by criteria set forth in GM's Certificate of Incorporation. In this regard, the GM Board has generally caused the denominator to decrease as shares are purchased by Hughes and to increase as such shares are used for Hughes' employee benefit plans or acquisitions.

Note 3.
  Hughes has disclosed in the financial statements certain amounts associated with estimated future postretirement benefits other than pensions and characterized such amounts as "accumulated postretirement benefit obligations", "liabilities", or "obligations". Notwithstanding the recording of such amounts and the use of these terms, Hughes does not admit or otherwise acknowledge that such amounts or existing postretirement benefit plans of Hughes (other than pensions) represent legally enforceable liabilities of Hughes.

                        Management's Discussion and Analysis

  The following discussion excludes the purchase accounting adjustments related to General Motors' acquisition of Hughes Aircraft Company (see Supplemental Data beginning on page 51).

Results of Operations
---------------------

  Hughes reported second quarter earnings, before the effects of purchase accounting adjustments related to General Motors' acquisition of Hughes Aircraft Company, of $288.4 million, a 7.9% increase from the $267.3 million reported in the second quarter of 1994. Earnings per share of GM Class H common stock increased 7.5% to $0.72 per share from $0.67 per share in the second quarter of 1994.

  For the first six months of 1995, net income increased 1.4% to $557.3 million compared with $549.4 million reported in the same period in 1994. Earnings per share increased 1.5% to $1.39 from $1.37 per share in the first six months of 1994. The 1994 earnings included the unfavorable effect of an accounting change related to postemployment benefits of $30.4 million after tax, or $0.08 per share.

  Revenues for the period were $3,723.6 million, a 5.3% increase from the $3,535.9 million reported in the second quarter of 1994. Revenues for the first six months of 1995 increased to $7,302.4 million, a 2.5% increase from the $7,123.2 million reported in the first half of 1994. Costs and expenses as a percentage of revenues decreased slightly to 87.5% from 87.8% in the second quarter of 1994. For the six months ended June 30, 1995, costs and expenses as a percentage of revenues increased to 87.7% from 86.8% in the comparable 1994 period. Income taxes were $178.8 million, or 38.3% of income

                                       - 48 -
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                   HUGHES ELECTRONICS CORPORATION AND SUBSIDIARIES

before income taxes, for the quarter compared with $164.2 million, or 38.1% of income before income taxes, in the comparable quarter of 1994. For the first six months of 1995, income taxes were $344.2 million, or 38.2% of income before income taxes, compared with $360.0 million, or 38.3% of income before income taxes, in the comparable 1994 period.

  Operating profit was $453.2 million for the second quarter, an 8.2% increase from the operating profit of $418.9 million reported during the comparable period in 1994. The operating profit margin on the same basis improved to 12.2% for the quarter, compared with 11.9% in the second quarter of 1994. Operating profit for the first six months of 1995 was $878.8 million, a 2.9% decrease from the $904.7 million in the same period last year. The operating profit margin on the same basis for the first six months of 1995 was 12.1% compared with 12.8% in the prior year's period.

  Second quarter revenue growth was primarily the result of strong performance in the Telecommunications and Space segment driven by Galaxy(R) satellite transponder sales and DIRECTV(R) subscriber growth. The increases in operating profit and earnings in the second quarter of 1995 were primarily attributable to the Galaxy transponder sales and aggressive cost reduction efforts at Automotive Electronics, partially offset by planned increased operating expenses associated with the continued growth of DIRECTV and lower production rates in Aerospace and Defense Systems.

  The increase in revenue for the six months ended June 30, 1995, when compared with the comparable period in 1994, reflects strong performances in the Automotive Electronics and Telecommunications and Space segments, partially offset by decreased revenues in the Aerospace and Defense Systems segment. The decrease in operating profit for the six months ended June 30, 1995 was primarily the result of increased operating expenses associated with the continued expansion of DIRECTV and lower production rates in the Aerospace and Defense Systems segment, partially offset by the results of aggressive cost reduction efforts in the Automotive Electronics segment.

  Hughes had historically reported its operations in four business segments:
Automotive Electronics, Defense Electronics, Telecommunications and Space, and Commercial Technologies. In connection with organizational changes, effective January 1, 1995, Hughes is now reporting its operations in three segments:
Automotive Electronics, Aerospace and Defense Systems, and Telecommunications and Space. This new segment presentation better reflects Hughes' strategic direction and the manner in which its businesses are now managed. All 1994 financial data have been restated to reflect the new segment reporting format.

  The Automotive Electronics segment reported revenues for the quarter of $1,484.8 million, an increase of 4.2% from revenues of $1,424.9 million for the same period in 1994. The improvement reflects an 8.2% increase in Hughes-supplied electronic content in GM vehicles produced in North America (from $804 per vehicle to $870 per vehicle) and a 6.4% increase in international and non-GM sales offset in part by a 2.7% decrease in GM vehicles produced in North America. Operating profit increased 12.5% in the second quarter to $248.8 million from $221.1 million for the same period in 1994. The increase is attributable to continued strong cost reduction efforts and increased electronic content. As a result, the operating profit margin improved to 17.0% from 15.7%.

  The Aerospace and Defense Systems segment reported second quarter 1995 revenues of $1,432.5 million, a 3.7% decrease from revenues of $1,488.2 million reported in the same period in 1994. The decline was principally due to lower production rates on several missile programs including Tube-launched, Optically-tracked, Wire-guided (TOW), Advanced Cruise Missile (ACM) and Advanced Medium-Range Air-to-Air Missle (AMRAAM). Operating profit for the period was $163.6 million, compared with $182.7 million for the second quarter of 1994, representing a 10.5% decrease. The decline is largely attributable to lower production rates on various programs and minor profit rate adjustments on several contracts. Operating profit margin for the quarter was 11.5% compared with 12.3% in 1994.

                   HUGHES ELECTRONICS CORPORATION AND SUBSIDIARIES

  The Telecommunications and Space segment reported revenues for the quarter of $747.4 million, an increase of 32.2% over revenues of $565.2 million reported in the prior year's quarter. The increase was due primarily to Galaxy satellite transponder sales by Hughes Communications, Inc., and DIRECTV subscriber growth. Second quarter operating profit of $45.9 million was more than double the $22.6 million reported in the same period in 1994. This improvement was principally the result of Galaxy transponder sales in 1995 and the 1994 earnings charge for the Mobile Satellite program due to subcontractor antenna problems. These increases were partly offset by higher operating expenses associated with the continued expansion of DIRECTV. As a result, the second quarter operating profit margin increased to 6.1% in 1995 from 4.0% in 1994.

Liquidity and Capital Resources
-------------------------------

  Cash and cash equivalents at June 30, 1995 were $1,321.1 million, a decrease of $180.7 million from the $1,501.8 million reported at December 31, 1994.
The decrease is primarily the result of cash used for the acquisition of CAE-Link Corporation of $155.0 million, cash dividends paid to General Motors of $184.0 million, and capital expenditures of $308.4 million, partially offset by net cash provided by operating activities of $461.3 million.

  As a measure of liquidity, Hughes' current ratio (ratio of current assets to current liabilities) decreased slightly to 1.75 at June 30, 1995 from 1.76 at December 31, 1994.

  Capital expenditures, including expenditures for telecommunications and other equipment, were $308.4 million through June 30, 1995, compared with $310.5 million for the comparable period in 1994.

  Long-term debt and capitalized leases totaled $354.4 million at June 30, 1995, relatively unchanged from $353.5 million at December 31, 1994. The ratio of long-term debt to the total of such debt and proforma stockholder's equity improved to 6.2% at June 30, 1995 from 6.6% at December 31, 1994.

                                  Supplemental Data

  The Consolidated Financial Statements reflect the application of purchase accounting adjustments as described in Note 2 to the Consolidated Financial Statements. However, as provided in GM's Certificate of Incorporation, the earnings attributable to GM Class H common stock for purposes of determining the amount available for the payment of dividends on GM Class H common stock specifically excludes such adjustments. More specifically, amortization of purchase accounting adjustments associated with GM's purchase of Hughes Aircraft Company was $30.9 million for the second quarters of 1995 and 1994. Such amounts were excluded from the earnings available for the payment of dividends on GM Class H common stock and were charged against the earnings available for the payment of dividends on GM's $1-2/3 par value stock. Unamortized purchase accounting adjustments associated with GM's purchase of Hughes Aircraft Company were $2,943.4 million at June 30, 1995 and $3,005.3 million at December 31, 1994.

  In order to provide additional analytical data to the users of Hughes' financial information, supplemental data in the form of unaudited summary pro forma financial data are provided. Consistent with the basis on which earnings of Hughes available for the payment of dividends on GM Class H common stock is determined, the pro forma data exclude the General Motors' purchase accounting adjustments related to the acquisition of Hughes Aircraft Company. Included in the supplemental data are certain financial ratios which provide measures of financial returns excluding the impact of purchase accounting adjustments. The pro forma data are not presented as a measure of GM's total return on its investment in Hughes.





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                   HUGHES ELECTRONICS CORPORATION AND SUBSIDIARIES

Summary Pro Forma Financial Data*

Pro Forma Condensed Statement of Consolidated Operations

                                                            Six Months Ended
                                         Second Quarter         June 30,
                                       ------------------  ------------------
                                           1995      1994      1995      1994
                                       ------------------  ------------------
                                             (Dollars in Millions
                                             Except per Share Amounts)

Total Revenues                         $3,723.6  $3,535.9  $7,302.4  $7,123.2
Total Costs and Expenses                3,256.4   3,104.4   6,400.9   6,183.4
                                        -------   -------   -------   -------
Income before Income Taxes                467.2     431.5     901.5     939.8
Income taxes                              178.8     164.2     344.2     360.0
                                        -------   -------   -------   -------
Income before cumulative
  effect of accounting change             288.4     267.3     557.3     579.8
Cumulative effect of accounting change       -          -        -      (30.4)
                                        -------   -------   -------   -------
Earnings Used for Computation of
  Available Separate Consolidated
  Net Income                             $288.4    $267.3    $557.3    $549.4
                                        =======   =======   =======   =======
Earnings Attributable to General
  Motors Class H Common Stock on a
  Per Share Basis
    Before cumulative effect of
      accounting change                   $0.72     $0.67     $1.39     $1.45
    Cumulative effect of accounting change    -         -        -      (0.08)
                                           ----      ----      ----      ----
    Net earnings attributable to
      General Motors Class H Common Stock
      on a per share basis                $0.72     $0.67     $1.39     $1.37
                                           ====      ====      ====      ====

Pro Forma Condensed Consolidated Balance Sheet
                                                     June 30,    December 31,
                                  ASSETS               1995            1994
                                                    -------------------------
                                                      (Dollars in Millions)

Total Current Assets                                 $6,821.8      $6,243.6
Property - Net                                        2,613.7       2,611.8
Telecommunications and Other Equipment - Net          1,075.3       1,071.7
Intangible Assets, Investments, and Other Assets      2,020.3       1,918.1
                                                     --------      --------
Total Assets                                        $12,531.1     $11,845.2
                                                     ========      ========

                LIABILITIES AND STOCKHOLDER'S EQUITY

Total Current Liabilities                            $3,900.0      $3,548.1
Long-Term Debt and Capitalized Leases                   354.4         353.5
Postretirement Benefits Other Than Pensions,
  Other Liabilities, Deferred Income Taxes,
  and Deferred Credits                                2,928.6       2,973.1
Total Stockholder's Equity**                          5,348.1       4,970.5
                                                     --------      --------
Total Liabilities and Stockholder's Equity**        $12,531.1     $11,845.2
                                                     ========      ========

 * The summary is unaudited and excludes GM purchase accounting adjustments related to the acquisition of Hughes Aircraft Company.
** General Motors' equity in its wholly-owned subsidiary, Hughes. Holders of GM Class H common stock have no direct rights in the equity or assets of Hughes, but rather have rights in the equity and assets of General Motors (which includes 100% of the stock of Hughes).

                   HUGHES ELECTRONICS CORPORATION AND SUBSIDIARIES

Summary Pro Forma Financial Data - Continued*
Pro Forma Selected Segment Data
                                                          Six Months Ended
                                      Second Quarter          June 30,
                                    ------------------  -------------------
                                        1995      1994      1995       1994
                                    ------------------  -------------------
                                             (Dollars in Millions)
AUTOMOTIVE ELECTRONICS
Revenues
  Amount                            $1,484.8  $1,424.9  $2,981.0   $2,707.8
  As a percentage of Hughes Revenues    39.9%     40.3%     40.8%      38.0%
Net Sales                           $1,462.7  $1,410.4  $2,935.4   $2,686.2
Operating Profit (1)                  $248.8    $221.1    $504.2     $444.6
Operating Profit Margin(2)              17.0%     15.7%     17.2%      16.6%
Depreciation and Amortization          $43.5     $39.7     $86.3      $78.0
Capital Expenditures                   $57.9      $7.9    $110.8      $45.6

AEROSPACE AND DEFENSE SYSTEMS
Revenues
  Amount                            $1,432.5  $1,488.2  $2,817.5   $3,130.2
  As a percentage of Hughes Revenues    38.5%     42.1%     38.6%      43.9%
Net Sales                           $1,426.9 $1,484.7   $2,810.0  $3,106.2
Operating Profit (1)                  $163.6    $182.7    $317.1     $340.6
Operating Profit Margin(2)              11.5%     12.3%     11.3%      11.0%
Depreciation and Amortization(3)       $35.0     $38.8     $64.5      $78.2
Capital Expenditures                   $30.1     $34.9     $50.8      $66.8

TELECOMMUNICATIONS AND SPACE
Revenues
  Amount                              $747.4    $565.2  $1,394.1   $1,179.5
  As a percentage of Hughes Revenues    20.1%     16.0%     19.1%      16.6%
Net Sales                             $751.4   $563.1   $1,408.0  $1,180.5
Operating Profit (1)                   $45.9     $22.6     $77.4     $134.7
Operating Profit Margin(2)               6.1%      4.0%      5.5%      11.4%
Depreciation and Amortization(3)       $40.9     $28.6     $78.1      $57.9
Capital Expenditures(4)               $104.1     $61.2    $143.4     $182.4

CORPORATE AND OTHER
Operating Loss (1)                     ($5.1)    ($7.5)   ($19.9)    ($15.2)

Certain amounts for 1994, previously reported in four business segments, have been reclassified to conform with 1995 classifications based on three business segments.
* The summary is unaudited and excludes GM purchase accounting adjustments related to the acquisition of Hughes Aircraft Company.
(1) Net Sales less Total Costs and Expenses other than Interest Expense.
(2) Operating Profit as a percentage of Net Sales.
(3) Excludes amortization arising from purchase accounting adjustments related to GM's acquisition of Hughes Aircraft Company amounting to $25.2 million in each of the second quarters and $50.4 million in each of the six month periods for the Aerospace and Defense Systems segment; and $5.3 million in each of the second quarters and $10.6 million in each of the six month periods for the Telecommunications and Space segment.
(4) Includes expenditures related to telecommunications and other equipment amounting to $73.3 million, $42.2 million, $82.8 million, and $134.7 million, respectively.








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


                   HUGHES ELECTRONICS CORPORATION AND SUBSIDIARIES

Summary Pro Forma Financial Data - Concluded*

Pro Forma Selected Financial Data

                                                       Six Months Ended
                                    Second Quarter         June 30,
                                  ------------------  ------------------
                                      1995      1994      1995      1994
                                  ------------------  ------------------
                                                                      (Dollars
in Millions
                                                                      Except
per Share Amounts)

Operating profit                    $453.2    $418.9    $878.8    $904.7
Income before income
  taxes and cumulative effect
  of accounting change              $467.2    $431.5    $901.5    $939.8
Earnings used for
  computation of available
  separate consolidated
  net income                        $288.4    $267.3    $557.3    $549.4(1)
Average number of GM Class H
  dividend base shares (2)           399.9     399.9     399.9     399.9
Stockholder's Equity              $5,348.1  $4,579.7  $5,348.1  $4,579.7
Dividends per share of
  GM Class H common stock            $0.23     $0.20     $0.46     $0.40
Working capital                   $2,921.8  $2,616.1  $2,921.8  $2,616.1
Operating profit as a
  percent of net sales                12.2%     11.9%     12.1%     12.8%
Pre-tax income as a
  percent of net sales                12.6%     12.3%     12.4%     13.3%
Net income as a
  percent of net sales                 7.8%      7.6%      7.7%      7.8%



  * The summary is unaudited and excludes GM purchase accounting adjustments related to the acquisition of Hughes Aircraft Company.
(1) Includes unfavorable cumulative effect of accounting change of $30.4 million.
(2) Class H dividend base shares is used in calculating earnings attributable to GM Class H common stock on a per share basis. This is not the same as the average number of GM Class H shares outstanding, which was 95.4 million for the second quarter of 1995 and 91.7 million for the second quarter of 1994.

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